Code of Ethics

Applicable Rule/Regulations:

IA Rule 204A-1; Investment Adviser Codes of Ethics

Policy Statement:

All employees are expected to comply with the law and to meet high ethical standards when acting on behalf of Prudential and in their personal conduct. The Code of Conduct prescribed for all employees is outlined in Prudential's Ethics Policy, "Making the Right Choices". Actions that are directly prohibited by this policy should not be taken indirectly, such as by a member of an employee's household. Failure to adhere to the standards of this policy, both in letter and spirit, may lead to serious disciplinary action, up to and including termination.

This PBAM Code of Ethics and Prudential Personal Securities Policy (copy attached) together constitute the PBAM Investment Adviser Code of Ethics.

Purpose:

The purpose of the Ethics Policy is to ensure all business practices are conducted in an ethical manner. Rule 204A-1 of the Advisers Act requires each federally registered investment adviser to adopt a written code of ethics designed to prevent fraud by reinforcing the principles that govern the conduct of investment advisory firms and their personnel. The Code must also set forth specific requirements relating to personal securities trading activity including reporting transactions and holdings.

Responsibility:

All associates are urged to read the Company's Ethics Policy, "Making the Right Choices"

At least once per year; officers with the rank of Functional Vice President or above and certain other employees are required to certify that they have done so (see "Annual Ethics Questionnaire" section below). Annually, all associates will be required to sign acknowledgements that they have read and understand the Code and related policies.

PBAM Compliance provides training to new hires within 30 days of their start date and to all PBAM associates annually. Training will include a review of the Code and related policies. All PBAM associates must attend the training. All associates receive the systematic link to the PBAM Compliance Library and are instructed to read the Code, among other policies related to their job functions.

If you are aware of any possible lapses or concerns in ethical behavior, you should communicate that information to any one (or more) of the following:

1) your supervisor;

2) Senior Management within your unit;

3) your local Compliance Officer;

4) PBAM Ethics Officer;

5) Human Resources; and/or

6) the Ethics Hotline (1-800-752-7024) maintained by the Enterprise Ethics Office.

No retaliation will be taken against any employee for reporting unethical or illegal behavior or practices, and no employee will be threatened or harassed for making such reports.

The future success of Prudential depends on the actions of its associates. If you witness any situations that compromise the ethical standards of this company, report the matter to the appropriate persons for resolution. The resources are available for you to report unethical actions; please make use of them. If you are aware of a specific incident at any time, you should contact your supervisor, the Compliance Department and/or the Ethics Hot Line at 1-800-752-7024.

Monitoring:

Initial and Annual Holdings Reports:

Rule 204A-1 requires that within ten days of becoming an Access Person in PBAM, and thereafter on an annual basis, Access Persons (other than disinterested directors/trustees) must disclose their personal securities holdings. This report should include all holdings of private securities (e.g., limited partnership interests, private placements, etc.) and all holdings of proprietary and non-proprietary subadvised mutual funds. This includes those positions held in 401(k) Plans held at other companies, 529 Plans, variable insurance products and annuities, excluding money market funds and the Dryden Ultra Short Bond Fund. Holdings Reports must include information that is current within the previous 45 days of becoming an Access Person or submitting the annual Holdings Report. (See Exhibit 6 for the Holdings Report Form.)

Annual Certification:

All associates receive an electronic request annually to assert to their understanding of the IA Code of Ethics, among other policy certifications. This annual process is coordinated, and records maintained, by the Corporate Compliance Unit.

Annual IA Questionnaire:

To ensure compliance with the guidelines outlined in the company’s ethics statement, the Enterprise Ethics Office and Corporate Compliance administers an annual Conflicts of Interest questionnaire. The questionnaire is distributed to all those at functional vice president rank and above and any associates whose functions are deemed potentially sensitive to conflicts of interest. Associates who are requested to fill out a questionnaire have an obligation to do so and return it by the date requested. Although the questionnaire is an annual process, it should not be viewed as the only time to think about or disclose potential conflicts of interest. Associates have a responsibility to adhere to Prudential’s values and guidelines and disclose any potential conflicts as they arise.

New Hire Training:

PBAM Compliance maintains sign-in logs from all new hire and annual training sessions. PBAM Compliance will follow up with all newly hired associates to obtain the necessary attestations immediately following new hire training and generally no later than a 14-day period. Corporate Compliance maintains the original certifications signed by associates during training and annual acknowledgement processes.

Related Documents:

Making the Right Choices

Prudential's Personal Conflicts of Interest and Outside Business Activities

Prudential's Personal Securities Trading Policy

Prudential's Maintaining Information Barriers (Chinese Walls) Policy

Prudential's Whistleblower Protection

Loans to and From Employees Policy